 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Stephens, Charles P. (Last) (First) (Middle) P. O. Box 2100 (Street) Peachtree City, GA 30269 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Winn-Dixie Stores, Inc. WIN 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/23/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	04/23/2003		A(c)		244	A	N/A	24,576	D
Common Stock								191,507	I	D.D.I., Inc. (a)
Common Stock								147,312	I	Wife (a)
Common Stock								43,439	I	Wife as Custodian (a)
Common Stock								790,525	I	Trust FBO Wife and Children (a)
Common Stock								812,605	I	DAVFAM, Ltd. (a)
Common Stock								738,370	I	DAVFAM II, Ltd. (a)
Common Stock								6,083	I	AKD-SDS Partners I, Ltd. (a)
Common Stock								(b)	I	MAD Trust for A. K. Davis

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Director's Stock Opt (right to buy)	$14.25							10/04/2000	01/15/2008	Common Stock	2,500		2,500	D
Director's Stock Opt (right to buy)	$11.14							10/10/2001	01/15/2009	Common Stock	5,000		5,000	D
Director's Stock Opt (right to buy)	$12.67							10/09/2002	01/15/2010	Common Stock	2,500		2,500	D

Explanation of Responses:

(a) As to a portion of the shares reported on this line representing the beneficial interest of Charles P. Stephens' wife and children, the filing of this statement shall not be construed as an admission that Charles P. Stephens is, for the purpose of Section 16 of the Securities Exchange Act of 1934, the beneficial owner of such shares of stock and Charles P. Stephens disclaims beneficial ownership of such shares of stock.

(b) Mr. Stephens' wife is co-trustee of a Trust which has an indirect interest in 1,921,617 shares of Winn-Dixie common stock in the n/o D.D.I., Inc. "DDI", DAVFAM, Ltd. "DAVFAM", DAVFAM II, Ltd. "DAVFAM II" and certain partnerships. DDI is a limited partner in DAVFAM and DAVFAM II and a member of SIVAD Investors, LLC and SIVAD Investors II, LLC. SIVAD Investors, LLC is the general partner of DAVFAM. SIVAD Investors II, LLC is the general partner of DAVFAM II.

Mr. Stephens' wife's mother is the sole beneficiary of such Trust during her lifetime and Mr. Stephens' wife and children are among the beneficiaries of any residual assets of the Trust including an indeterminate interest in any remainder of such shares. Mr. Stephens disclaims any beneficial ownership in the securities held by the Trust. Such Trust is not a controlling shareholder of DDI nor does the Trust have investment control with respect to securities held by the partnerships or DDI. Consequently, the filing of this form shall not be construed as admission that the Trust is, for the purpose of Section 16 of the Securities Exchange Act of 1934, the benefical owner of securities held by such entities and the Trust disclaims beneficial ownership of such securities.

(c) Charles P. Stephens was awarded 244 shares of Winn-Dixie common stock under the stock plan for directors.

By:	Date:
/s/ H. J. Skelton	04/24/2003
Attorney-in-Fact
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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